                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 23 )*



                   TRANSCONTINENTAL REALTY INVESTORS, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 893-617-209
                     -----------------------------------
                                (CUSIP Number)


         Robert A. Waldman
         10670 North Central Expressway, Suite 600
         Dallas, Texas     75231      (214) 692-4785
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                June 30, 1995
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                 PAGE   2   OF   17   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Realty Trust, Inc.
      54-0697989

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                    716,847

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                         -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                    716,847

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                         -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      716,847

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.8%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                 PAGE   3   OF   17   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Basic Capital Management, Inc.
      75-2261065

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  144,175

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  144,175

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      144,475

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                 PAGE   4   OF   17   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Syntek Asset Management, L.P.
      75-2163161

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  17,650

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  17,650

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,650

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                 PAGE   5   OF   17   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Mortgage and Equity Trust
      94-2738844

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      California

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  53,000

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  53,000

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      53,000

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                 PAGE   6   OF   17   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Gene E. Phillips Children's Trust
      13-6599769


- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  31,000

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  31,000

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      31,000

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                    TRANSCONTINENTAL REALTY INVESTORS, INC.
                             CUSIP NO. 893 617 209



Item 1. Security and Issuer

        Item 1 is hereby amended to read as follows:

     This statement relates to the Common Shares, $.01 par value (the "Shares"), of Transcontinental Realty Investors, Inc. ("TRI"), a Nevada corporation (the "Corporation"), and amends the amended statement on Schedule 13D filed on March 17, 1995. The principal executive offices of TRI are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

        Item 2 is hereby amended to read as follows:

        This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), American Realty Trust, Inc. ("ART"), Continental Mortgage and Equity Trust ("CMET"), Syntek Asset Management, L.P. ("SAMLP") and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

        BCM, ART, CMET, SAMLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of Syntek Asset Management, L.P., BCM is beneficially owned by a trust established for the benefit of Mr. Phillips' children, BCM serves as advisor to CMET and ART, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and ART and is a beneficiary of the GEP Trust.

            (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. The principal place of business and principal office of BCM is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

            BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                                 Position(s) with BCM
- ----                                                 --------------------
Oscar W. Cashwell                                    President

Hamilton P. Schrauff                                 Executive Vice President and
                                                       Chief Financial Officer

Karl L. Blaha                                        Executive Vice President and
                                                       Director of Commercial Management

Clifford C. Towns, Jr.                               Executive Vice President,
                                                       Finance

     Name                                            Position(s) with BCM
     ----                                            --------------------
Stephen R. Young                                     Executive Vice President and
                                                       Director of Acquisitions

Randall M. Paulson                                   Executive Vice President

Bruce A. Endendyk                                    Executive Vice President

Cooper B. Stuart                                     Executive Vice President

Mark W. Branigan                                     Executive Vice President

Thomas A. Holland                                    Senior Vice President and
                                                       Chief Accounting Officer

Robert A. Waldman                                    Senior Vice President, General
Counsel and Secretary

Drew D. Potera                                       Vice President, Treasurer
                                                       and Securities Manager

Ryan T. Phillips                                     Director

            Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

            Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

            Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

            Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

            Mr. Young's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Young's present principal occupation is Executive Vice President - Director of Acquisitions of BCM. Mr. Young is a citizen of the United States of America.

            Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson is Executive Vice President of BCM. Mr. Paulson is a citizen of the United States of America.

            Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

            Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

            Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

            Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

            Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

            Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

            Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

            (II) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

            The following is a list of each executive officer and trustee of
CMET:

       Name                                             Position(s) with CMET
       ----                                             ---------------------
Oscar W. Cashwell                                       President

Hamilton P. Schrauff                                    Executive Vice President and
                                                          Chief Financial Officer

Karl L. Blaha                                            Executive Vice President and
                                                           Director of Commercial
                                                           Management


       Name                                            Position(s) with CMET
       ----                                            ---------------------
Randall M. Paulson                                   Executive Vice President

Bruce A. Endendyk                                    Executive Vice President

Thomas A. Holland                                    Senior Vice President and
                                                       Chief Accounting Officer

Robert A. Waldman                                    Senior Vice President, Secretary
                                                       and General Counsel

Drew D. Potera                                       Treasurer

Geoffrey C. Etnire                                   Trustee

Bennett B. Sims                                      Trustee

Ted P. Stokley                                       Trustee

Martin L. White                                      Trustee

John P. Parsons                                      Trustee

Harold Furst                                         Trustee

Edward G. Zampa                                      Trustee

            Information with respect to Messrs. Cashwell, Potera, Schrauff, Blaha, Paulson, Endendyk, Waldman and Holland is disclosed in (I) above.

            Mr. Etnire's business address is 4900 Hopyard Road, Suite 260, Pleasanton, California 94588. Mr. Etnire's present principal occupation is an Attorney. Mr. Etnire is a citizen of the United States of America.

            Mr. Stokely's business address is 10670 North Central Expressway, Suite 640, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

            Mr. Sims' business address is 62 West 91st Street, Apt. #3, New York, New York 10024. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

            Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

            Mr. Parsons' business address is 73155 Deer Grass Drive, Palm Desert, California 92262. Mr. Parsons' is Chairman and Chief Executive Officer of Pierpont Corporation. Mr. Parsons is a citizen of the United States of America.

            Mr. Furst's business address is Two Bryant Street, San Francisco, California 94105. Mr. Furst is Executive Vice President of SONY Signatures. Mr. Furst is an independent business consultant with emphasis on economic and financial matters. Mr. Furst is a citizen of the United States of America.

            Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward
G. Zampa and Company.  Mr. Zampa is a citizen of the United States of America.

            (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

            Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

            Donald W. Phillips' business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

            (IV) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.


            The following is a list of each executive officer and director of
ART:

     Name                                     Position(s) with ART
     ----                                     --------------------
G. Wayne Watts                                Director

Al Gonzalez                                   Director

Ryan T. Phillips                              Director

Dale A. Crenwelge                             Director

Oscar Cashwell                                Director

Karl L. Blaha                                 President

     Name                                     Position(s) with ART
     ----                                     --------------------
Hamilton P. Schrauff                          Executive Vice President and
                                                Chief Financial Officer

Randall M. Paulson                            Executive Vice President

Bruce A. Endendyk                             Executive Vice President

Thomas A. Holland                             Senior Vice President and
                                                Chief Accounting Officer

Robert A. Waldman                             Senior Vice President,
                                                Secretary and General Counsel

Drew D. Potera                                Treasurer

            Information with respect to Messrs. Cashwell, Blaha, Schrauff, Potera, Holland, Paulson, Endendyk, Waldman and Ryan T. Phillips is disclosed in (I) above.

            Mr. Watts' business address is P.O. Box 27081, Greenville, South Carolina 29616. Mr. Watts' present principal occupation is President of Palmetto Industries. Mr. Watts is a citizen of the United States of America.

            Mr. Gonzalez' business address is 4455 Alpha Road, Building #2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

            Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge is President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

            (V) SAMLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of SAMLP is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

            SAMLP has no officers or directors. The general partners of SAMLP are Gene E. Phillips and Syntek Asset Management, Inc. ("SAMI"). SAMI is a corporation organized and existing under the laws of the State of Texas. SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and in other business ventures. Its principal place of business and principal office is located 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

            Information with respect to Mr. Phillips is disclosed in (III) above.

           During the last five (5) years, (i) none of the persons enumerated in (I) through (V) above, as amended, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

                 Item 5 is hereby amended to read as follows:

                 (a)      Share Ownership

                 The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                                                       Shares Owned Directly
                                                       ---------------------

                                                 Number of                       Percent of
Name                                               Shares                         Class (1)
- ----                                             ---------                       ----------
BCM                                                144,175                            5.4%
CMET                                                53,000                            2.0%
ART                                                716,847                           26.8%
SAMLP                                               17,650                            0.7%
GEP Trust                                           31,000                            1.2%

                 TOTAL                             962,672                           36.0%




                                                     Shares Owned Beneficially
                                                     -------------------------

                                                 Number of                        Percent of
Name                                               Shares                         Class (1)
- ----                                             ---------                        ----------
ART                                                716,847                           26.8%
BCM                                                144,175                            5.4%
CMET                                                53,000                            2.0%
SAMLP                                               17,650                            0.7%
Gene E. Phillips (2)                                17,650                            0.7%
GEP Trust                                           31,000                            1.2%
G. Wayne Watts (3)                                 716,847                           26.8%
Al Gonzalez (3)                                    716,847                           26.8%
Ryan Phillips (3)(4)(5)                            892,022                           33.3%
Dale A. Crenwelge (3)                              716,847                           26.8%
Oscar W. Cashwell (3)(4)                           861,022                           32.2%
Total shares beneficially
  owned by Reporting Persons                       962,672                           36.0%

         (1) Percentage calculations are based upon 2,674,850 Shares outstanding at April 28, 1995. Total and addends may not match due to rounding.

         (2) May be deemed to be a beneficial owner of the Shares held directly by SAMLP by virtue of the relationship to SAMLP as described in Item 2, as herein amended.

         (3) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART as described in Item 2, as herein amended.

         (4) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM as described in Item 2.

         (5) May be deemed to be a beneficial owner of the Shares held directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

                 (b)      Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 716,847 Shares owned by ART. The director of BCM exercises voting and dispositive power over the 144,175 Shares held by BCM. Each of the Trustees of CMET share voting and dispositive power over the 53,000 Shares held by CMET. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

                 (c)      Transactions in Securities

                          The following table lists the purchase transactions
in the Shares that were effected by the Reporting Persons during the past sixty days:

Reporting                                Number of                 Price                Type of
Person                    Date             Shares                 Per Share           Transaction
- ---------                 ----           ----------               ---------           -----------
ART                       03/20/95            300                   $15.00           Open Market
ART                       03/21/95            500                   $15.00           Open Market
ART                       03/22/95          1,000                   $15.00           Open Market
ART                       03/23/95            100                   $15.00           Open Market
ART                       03/24/95            900                   $15.00           Open Market
ART                       03/24/95          1,000                   $15.00           Open Market
ART                       03/24/95            400                   $15.00           Open Market
ART                       03/27/95            100                   $15.00           Open Market
ART                       03/28/95            500                   $15.00           Open Market
ART                       03/28/95          1,000                   $15.00           Open Market
ART                       03/30/95            700                   $15.00           Open Market
ART                       03/31/95            300                   $15.00           Open Market
ART                       03/31/95          1,000                   $15.00           Open Market

Reporting                                Number of                Price                 Type of
Person                    Date             Shares                Per Share            Transaction
- ---------                 ----           ----------              ---------            -----------
ART                       04/03/95            100                   $15.00           Open Market
ART                       04/04/95            900                   $15.00           Open Market
ART                       04/04/95            200                   $15.00           Open Market
ART                       04/07/95            600                   $15.00           Open Market
BCM                       04/18/95            100                   $15.00           Open Market
ART                       04/18/95            200                   $15.00           Open Market
BCM                       04/20/95            100                   $15.00           Open Market
BCM                       05/09/95            400                   $15.00           Open Market
BCM                       05/10/95            300                   $15.00           Open Market
BCM                       05/11/95          1,100                   $15.00           Open Market
ART                       05/11/95            100                   $15.00           Open Market
ART                       05/12/95            200                   $15.00           Open Market
BCM                       05/15/95            900                   $15.00           Open Market
BCM                       05/16/95            500                   $15.00           Open Market
ART                       05/16/95            800                   $15.00           Open Market
ART                       05/17/95          1,000                   $15.00           Open Market
BCM                       05/17/95          4,000                   $15.00           Open Market
ART                       05/17/95            900                   $15.00           Open Market
ART                       05/18/95            600                   $15.00           Open Market
ART                       05/19/95            600                   $15.00           Open Market
BCM                       05/22/95            600                   $15.00           Open Market
ART                       05/23/95            700                   $15.00           Open Market
ART                       05/24/95            100                   $15.00           Open Market
ART                       05/24/95            100                   $15.00           Open Market
ART                       05/26/95            900                   $15.00           Open Market
ART                       05/26/95            100                   $15.00           Open Market
ART                       05/30/95            100                   $15.00           Open Market
ART                       05/31/95            200                   $15.00           Open Market
ART                       06/01/95            400                   $15.00           Open Market
ART                       06/02/95            400                   $15.00           Open Market
ART                       06/05/95            100                   $15.00           Open Market
ART                       06/06/95            100                   $15.00           Open Market
ART                       06/06/95          1,000                   $15.00           Open Market
ART                       06/07/95            300                   $15.00           Open Market
ART                       06/09/95            700                   $15.00           Open Market
ART                       06/09/95          1,700                   $15.00           Open Market
ART                       06/12/95            600                   $15.00           Open Market
ART                       06/13/95            300                   $15.00           Open Market
ART                       06/14/95            200                   $15.00           Open Market
ART                       06/15/95            500                   $15.00           Open Market
ART                       06/19/95            700                   $15.00           Open Market
ART                       06/20/95            300                   $15.00           Open Market
ART                       06/20/95            400                   $15.00           Open Market
ART                       06/21/95            300                   $15.00           Open Market
ART                       06/23/95            200                   $15.00           Open Market
ART                       06/26/95            100                   $15.00           Open Market
ART                       06/28/95          1,900                   $15.00           Open Market
ART                       06/29/95            700                   $15.00           Open Market
ART                       06/30/95            300                   $15.00           Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         ART has pledged 6,300 shares to Accutrade, pledged 6,250 shares to Advest, pledged 3,000 shares to The Advisors Group, pledged 9,000 shares to Alex Brown (TX), pledged 33,750 shares to Allied, pledged 3,000 shares to Arnold Securities, pledged 10,000 shares to Baker & Co., pledged 9,000 shares to Bear Stearns, pledged 13,000 shares to Bidwell, pledged 9,000 shares to Brokerage Svcs Div., pledged 4,900 shares to Brown & Co., pledged 12,050 shares to C.J. Lawrence, pledged 2,000 shares to Ceres Securities, pledged 10,000 shares to Comerica, pledged 10,000 shares to Cowen & Co., pledged 21,096 shares to Dean Witter (CA), pledged 10,000 shares to Dillon Read, pledged 4,400 shares to Equitable, pledged 21,000 shares to First Alabama, pledged 6,000 shares to First Southwest, pledged 12,000 shares to Global Strategies, pledged 28,538 shares to Goldman Sachs, pledged 12,000 shares to Hambrecht & Quist, pledged 10,000 shares to Howe Barnes, pledged 12,000 shares to JB Oxford, pledged 2,000 shares to Jefferies (TX), pledged 3,300 shares to JW Charles, pledged 25,171 shares to Kemper Sec. (CA), pledged 16,100 shares to Kemper Sec. (TX), pledged 12,000 shares to Kirpatrick Pettis, pledged 15,000 shares to Legg Mason (NY), pledged 20,000 shares to Legg Mason (TX), pledged 7,000 shares to Lombard, pledged 3,700 shares to May Financial, pledged 20,000 shares to McDonald & Co., pledged 15,000 shares to Montgomery, pledged 10,000 shares to Morgan Keegan, pledged 16,000 shares to Mutual Securities, pledged 38,171 shares to NationsBanc, pledged 4,000 shares to Nationwide Sec., pledged 19,475 shares to Ohio Co., pledged 15,000 shares to Olde, pledged 25,000 shares to Oppenheimer
(NY), pledged 28,171 shares to Oppenheimer (TX), pledged 4,000 shares to Pacific Brokerage, pledged 1,000 shares to Piper Jaffray, pledged 22,000 shares to The Principal, pledged 17,000 shares to Quick & Reilly, pledged 1,000 shares to Rauscher Pierce, pledged 12,625 shares to Robert Baird, pledged 20,400 shares to Rodman & Renshaw, pledged 2,500 shares to Roney & Co., pledged 1,700 shares to Schramme Sec., pledged 10,550 shares to Securities of America, pledged 2,000 shares to Smith Barney, pledged 1,000 shares to Smith Barney
(FL), pledged 16,000 shares to Thomas F. White, pledged 8,500 shares to Tucker Anthony, pledged 4,000 shares to UBS Securities, pledged 7,000 shares to Wachovia, pledged 8,000 shares to Washington Discount and pledged 2,300 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         BCM has pledged 3,300 shares to Accutrade, pledged 3,900 shares to Advest, pledged 10,000 shares to the Advisors Group, pledged 10,700 shares to Allied, pledged 2,100 shares to Baker & Co., pledged 2,700 shares to Brokerage Svcs Div., pledged 4,000 shares to Brown & Co., pledged 4,000 shares to C.J. Lawrence, 2,000 shares to Cowen & Co., pledged 3,600 shares to Dean Witter
(CA), pledged 5,000 shares to Dillon Read, pledged 1,000 shares to First Alabama, pledged 7,000 shares to H.D. Vest, pledged 2,300 shares to Hambrecht & Quist, pledged 6,000 shares to IDS Financial, pledged 5,000 shares to Kemper Sec. (TX), pledged 4,000 shares to Kirpatrick Pettis, pledged 5,000 shares to Legg Mason (NY), pledged 2,000 shares to Legg Mason (TX), pledged 2,000 shares to Lombard, pledged 2,000 shares to The Ohio Co., pledged 6,000 shares to Olde, pledged 15,625 shares to Oppenheimer (TX), pledged 10,000 shares to Paine Webber (TX), pledged 10,950 shares to Piper Jaffray, pledged 3,000 shares to The Principal, pledged 2,000 shares to Prudential (PA), pledged 5,000 shares to Rodman & Renshaw, pledged 5,000 shares to Signet, pledged 3,000 shares to Southwest Sec., pledged 3,000 shares to Wachovia and pledged 3,000 shares to Worthen in stock margin accounts maintained by it with such brokers.

         CMET has pledged 10,000 shares to Goldman Sachs, pledged 11,000 shares to Neuberger and pledged 32,000 shares to JW Charles in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 1995

                                        SYNTEK ASSET MANAGEMENT, L.P.

                                        By:  Syntek Asset Management, Inc.
                                              Managing General Partner



                                        By:  /s/Hamilton P. Schrauff
                                             ---------------------------------
                                             Hamilton P. Schrauff
                                             Executive Vice President


                                        AMERICAN REALTY TRUST, INC.



                                        By:  /s/Karl L. Blaha
                                             ---------------------------------
                                             Karl L. Blaha
                                             President


                                        BASIC CAPITAL MANAGEMENT, INC.



                                        By:  /s/Hamilton P. Schrauff
                                             ---------------------------------
                                             Hamilton P. Schrauff
                                             Executive Vice President


                                        GENE E. PHILLIPS CHILDREN'S TRUST



                                        By:  /s/Donald W. Phillips
                                             ---------------------------------
                                             Donald W. Phillips
                                             Trustee


                                        CONTINENTAL MORTGAGE AND EQUITY TRUST



                                        By:  /s/Hamilton P. Schrauff
                                             ---------------------------------
                                             Hamilton P. Schrauff
                                             Executive Vice President